Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the ratio of earnings to fixed charges for Southern Union on a historical basis for the years ended December 31, 2007, 2006 and 2005, the six months ended December 31, 2004, and the years ended June 30, 2004, 2003 and 2002. For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by Southern Union in income tax expense versus interest expense.

	Year Ended December 31,			6 Months Ended	Year Ended June 30,
	2007	2006	2005	December 31, 2004	2004	2003

FIXED CHARGES:
Interest Expense	$202,403	$202,513	$132,971	$65,344	$137,967	$91,731
Net amortization of debt discount, premium and
issuance expense	743	12,130	2,186	(446)	(10,100)	1,612
Capitalized Interest	14,708	5,492	8,950	2,614	3,865	26
Interest portion of rental expense	6,645	6,234	6,700	3,152	5,940	2,012

Total Fixed Charges	$224,499	$226,369	$150,807	$70,664	$137,672	$95,381

EARNINGS:
Consolidated pre-tax income (loss) from
continuing operations	$323,970	$326,330	$203,148	$16,954	$106,468	$(14,371)
Earnings of equity investments	(100,914)	(141,370)	(70,742)	(4,745)	(200)	(422)
Distributed income from equity investments	103,550	62,637	15,203	-	174	-
Capitalized interest	(14,708)	(5,492)	(8,950)	(2,614)	(3,865)	(26)
Total fixed charges (from above)	224,499	226,369	150,807	70,664	137,672	95,381

Earnings Available for Fixed Charges	$536,397	$468,474	$289,466	$80,259	$240,249	$80,562

Ratio of Earnings to Fixed Charges	2.4	2.1	1.9	1.1	1.7	(a)

(a) The earnings were inadequate to cover fixed charges by approximately $14.8 million for the year ended June 30, 2003. In accordance with accounting principles generally accepted in the United States of America, we did not allocate interest expense or other corporate costs to discontinued operations for any periods presented (except where the underlying debt was assumed by the buyers of these operations), resulting in the recognition of losses from continuing operations for the year ended June 30, 2003. All outstanding debt of Southern Union Company and its subsidiaries, other than Panhandle Eastern Pipe Line Company, LP, is maintained at Southern Union Company.